SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 30TH, 2013

DATE, TIME AND PLACE: On July 30th, 2013, at 9:00am, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Maílson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani and Rodrigo Modesto de Abreu, either in person or by means of audio or video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absence of Mr. Piergiorgio Peluso. The meeting was also attended by Messrs. Alberto Emmanuel Carvalho Whitaker, Chairman of the Audit Statutory Audit Committee; Claudio Zezza, Chief Financial Officer; Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; Rogério Tostes Lima, Investor Relations Officer; Flávio Morelli, Human Resources Officer; Carlo Filangieri, Responsible for the Network Area; Andrea Costa, representative of PricewaterhouseCoopers (“PwC”), independent auditors of the Company; and Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Interim Chairman and Mr. Jaques Horn – Secretary.

AGENDA: (1) To exam and discuss about the Quarterly Information Report (“ITRs”) of the second quarter, dated as of June 30th, 2013; (2) To acknowledge about the activities carried out by the Compensation Committee; (3) To acknowledge about the results of the Second Vesting (2011-2013) of the First Grant of the Company’s Long-Term Incentive Plan, granted in 2011; (4) To resolve on the proposal of the Third Grant of the Company’s Long-Term Incentive Plan (year of 2013); (5) To resolve on the Company and its subsidiaries’ organizational structure; (6) To acknowledge about the development of the Ran Sharing LTE Project and to resolve on issues related to the referred project; (7) To resolve on the proposal of amendments of the Internal Rules of the Control and Risk Committee; and (8) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda and in accordance with the related material, which shall be filed at the Company’s head offices, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge about the Quarterly Information Report (“ITRs”) of the second quarter of 2013, dated as of June 30th, 2013, based on the information provided by the Company administration, by the independent auditors, PwC, and in accordance with the favorable opinion issued by the Statutory Audit Committee. Such reports were subject to a limited revision by the independent auditors of the Company, PwC;

(2) To acknowledge about the activities carried out by the Compensation Committee on its meeting held on July 22st, 2013, when the committee acknowledged about the results of the Second Vesting, regarding the evaluation period of 2011-2013, and issued a favorable opinion on the proposal of the Third Grant of the Company’s Long-Term Incentive Plan (year of 2013);

(3) To acknowledge about the results of the Second Vesting of the First Grant, related to the evaluation period of 2011-2013. Considering that the Relative Performance and the Absolute Performance indexes were not reached, the Beneficiaries will not be able to exercise their Options, all in accordance with the material presented and filed at the Company’s head offices;

(4) To approve the proposal of the Third Grant of the Company’s Long-Term Incentive Plan, of the year of 2013, as well as the following points which compose the Third Grant: (i) the Base Price of the Share; (ii) the vesting and effectiveness period; (iii) the Minimum Relative Performance Goal and the Relative Performance Goal; (iv) the Minimum Absolute Performance Goal and the Absolute Performance Goal; (v) the list of the Similar Companies which composes the Relative Performance Comparison Index; (vi) the table of the correction of the Exercise Price; (vii) the Beneficiaries; and (viii) the amount of Options and Shares object of the Plan, all in accordance with the material presented and filed in the Company’s head offices;

(5) (5.1) To approve, pursuant Article 22, item XXI of the Company’s By-laws, the creation of the position of Chief Technology Officer; (5.2) To elect Mr. Carlo Filangieri, Italian citizen, married, engineer, bearer of the Italian Passport Nr. D746453, enrolled with the CPF/MF under Nr. 062.186.577-01, domiciled at Avenida das Américas, Nr. 3434, 6th Building, 5th Floor, Barra da Tijuca, in the City and State of Rio de Janeiro, for the position of Chief Technology Officer. It shall be registered that Mr. Carlo Filangieri will take place in the referred position after he has fulfilled all the legal formalities required for the pertinent visa. Mr. Carlo Filangieri will present the instrument of investiture, the statement provided by the CVM Instruction Nr. 367/2002, the statements provided in Articles 18 and 19 of the Company’s By-laws and other statements, duly signed, within the legal term and after he has fulfilled all the legal formalities required for a visa, as referred above; (5.3) Due to the resolutions above, the Board of Directors ratifies the new structure of the Company’s Board of Statutory Officers that shall consist of nine (9) Officers, denominated as follows: Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer; Claudio Zezza, Chief Financial Officer; Lorenzo Federico Zanotti Lindner, Chief Operations Officer; Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Roger Sole Rafols, Chief Marketing Officer; Rogério Tostes Lima, Investor Relations Officer; Jaques Horn, Legal Officer; and Carlo Filangieri, Chief Technology Officer. All Officers shall remain in the office until the first Board of Directors` meeting to be held after the Annual Shareholders` Meeting of the year 2014. (5.4) In view of the creation of the position of Chief Technology Officer, the Board of Directors ratifies the empowerment of the Company`s Statutory Officers, pursuant to paragraph 1, Article 30 of the Company`s By-laws. Therefore, the Chief Executive Officer of the Company shall have the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, provided the respect to the limits established by law and by the Company`s By-laws. The additional Company`s Statutory Officers, within their respective areas, shall have the authority to, acting individually, carry out acts and sign documents on behalf of the Company, in compliance with the Company’s By-laws and within the following empowerment: (a) Chief Financial Officer: for financial and treasury operations, including borrowing and lending, authorizing and making payments, transfers, investments and withdrawals, assignment and discount of bonds, up to a maximum amount of thirty million Reais (R$30,000,000.00) per operation or serial of related operations; and; (b) Chief Financial Officer, Chief Operations Officer, Purchasing & Supply Chain Officer, Regulatory and Institutional Affairs Officer, Chief Marketing Officer, Investor Relations Officer, Legal Officer and Chief Technology Officer: up to a maximum amount of five million Reais (R$5,000,000.00) per operation or serial of related operations. The Company`s Statutory Officers shall have the authority to grant powers-of-attorney on behalf of the Company up to their respective empowerment set forth above and provided the respect to the Company`s By-laws. (5.5) As provided in the Article 22, item XXI of the Company’s By-laws, the Board approves the same structure of the Company`s Statutory Officers, except for the position of Investor Relations Officer, to be adopted in the structure of Statutory Officers of TIM Celular S.A. (“TCEL”), a wholly-owned subsidiary of the Company, which shall be approved by the Shareholders` Meeting of TCEL; and (5.6) Also pursuant Article 22, item XXI of the Company’s By-laws, and in view of the resignation of Mrs. Luciana Galluzzi from the position of Chief Executive Officer of Intelig Telecomunicações Ltda. (“Intelig”), the Board nominate Mr. Alex Martins Salgado, for the position of Chief Executive Officer, and Mrs. Luciana Galluzzi for the position of Officer of Intelig, which shall be approved by Quota Holders’ Meeting of Intelig. Once approved the mentioned indication above, the Board of Statutory Officers of Intelig shall be composed by Mr. Alex Martins Salgado, Chief Executive Officer; Mr. Lorenzo Federico Zanotti Lindner, Officer and by Mrs. Luciana Galluzzi, Officer;

(6) To acknowledge about the development of Ran Sharing LTE Project, as well as to approve the inclusion of additional cities covered by the referred project for the year of 2013, in accordance with the material presented and filed in the Company’s head offices;

(7) To approve the proposal of amendments of the Internal Rules of the Control and Risk Committee, in accordance with the material presented and filed in the Company’s head offices; and

(8) No other matter was discussed by the Board Members.

CLARIFICATION AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Maílson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Patrizio Graziani, Oscar Cicchetti and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, July 30th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 30, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.